

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Thomas George
Chief Financial Officer
Genesco Inc.
535 Marriott Drive
Nashville, TN 37214

      Re: Genesco Inc.
          Form 10-K for Fiscal Year Ended January 29, 2022
          Filed March 23, 2022
          File No. 001-03083

Dear Thomas George:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Trade & Services